
K.W 3/24/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 14 2014
WASH DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8-69006

FACING PAGE
**Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/13** AND ENDING **12/31/13**
                                      mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Consortium Finance Securities*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Embarcadero Center Suite 350
(No. and Street)

San Francisco   **CA**   **94111**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Lawson   **415-446-9436**
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   **94596**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

9P 3/24

OATH OR AFFIRMATION

I, **Craig Lawson,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC),** as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)
December 31, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)
San Francisco, California

Report on the Financial Statements
We have audited the accompanying financial statements of Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC), (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2014

1

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	39,890
Prepaid deposits and other		2,333
Total Assets	$	42,223
Liabilities and Member's Equity		
Accounts payable	$	13,744
Total Liabilities		13,744
Member's Equity		28,479
Total Liabilities and Member's Equity	$	42,223

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)

Statement of Income

For the Year Ended December 31, 2013

Revenue		
Investment banking fees	$	880,810
Total Revenue		880,810
Expenses		
Professional fees		324,689
Commission expense		51,248
Other operating expenses		3,961
Total Expenses		379,898
Net Income	$	500,912

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2013

December 31, 2012	$ 29,274
Distributions	(614,779)
Contributions	113,072
Net income	500,912
December 31, 2013	$ 28,479

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income	$	500,912
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(34,784)
Prepaid expenses		(2,333)
Increase (decrease) in:		
Accounts payable		45,016
Net Cash Provided by Operating Activities		508,811
Cash Flows from Financing Activities		
Distributions		(499,995)
Net Cash Used by Financing Activities		(499,995)
Net Increase in Cash and Cash Equivalents		8,816
Cash and cash equivalents at beginning of year		31,074
Cash and Cash Equivalents at End of Year	$	39,890

Supplemental Disclosure of Noncash Operating and Financing Activities:		
Contribution reducing amount owed to Member	$	33,072
Contribution of accounts receivable from Member	$	80,000
Distribution of accounts receivable to Member	$	114,784

See independent auditor's report and accompanying notes.

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)

Notes to the Financial Statements

December 31, 2013

1. Organization

Consortium Finance Securities LLC (the "Company", formerly doing business as MidSpan Advisors, LLC) was organized as a Delaware limited liability company on May 11, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. The Company is owned by its sole member, MSP Legacy Holdings, LLC (the "Member", formerly doing business as MidSpan Partners Holdings, LLC) and operates in San Francisco, California. The Company provides investment banking related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment Banking Fees
Investment banking fees are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)

Notes to the Financial Statements

December 31, 2013

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2013, the Company's net capital was $26,146 which exceeded the requirement by $21,146.

4. **Risk Concentration**

For the year ended December 31, 2013, approximately 78% of investment banking fees were earned from one client.

5. **Related Party Transaction**

The Company's sole member and its affiliated entity, MSP Legacy Partners LLC (formerly MidSpan Partners LLC), provide office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. **Subsequent Events**

The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued.

On November 1, 2013, MidSpan Advisors, LLC and its sole member, MidSpan Partners Holdings, LLC, entered into a business combination transaction (the "Transaction") with MHT Securities L.P. ("MHT"). As a result of the Transaction, substantially all of the assets of MidSpan Advisors, LLC were distributed to the Member, and subsequently the assets of the Member were contributed to MHT, in exchange for the issuance by MHT MidSpan of units of limited partner interests (the "Common Units") to the Member. Both the MidSpan Advisors, LLC (now Consortium Finance Securities LLC) and MidSpan Partners Holdings LLC (now MSP Legacy Holdings LLC) entities remain in existence and are either in the process of being dissolved (MSP Legacy Holdings LLC) or sold (Consortium Finance Securities LLC). As contemplated by the Agreement, modest cash reserves were maintained at Consortium Finance Securities LLC in order to fund dissolution expenses as well as maintain capital requirements prior to its sale.

As of August 5, 2013, Consortium Finance LLC has entered into a letter of intent to purchase the membership interests of MidSpan Advisors, LLC (now Consortium Finance Securities LLC) after completion of the Agreement with MHT. The name of the broker dealer was changed from MidSpan Advisors LLC to Consortium Finance Securities LLC following the close of the Transaction even though the sale of the broker dealer entity to Consortium Finance LLC is still in process. As of the date of this report, the transaction between Consortium Finance LLC and Consortium Finance Securities LLC was not yet effected.

On January 1, 2014, as part of the dissolution of MSP Legacy Holdings LLC, the Common Units in MHT held by MSP Legacy Holdings LLC were distributed to its members, prorata in proportion to each member's ownership interest in the Member.

7

SUPPLEMENTAL INFORMATION

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2013

Net Capital	
Total member's equity	$ 28,479
Less: Non-allowable assets	
Prepaid expenses	2,333
Net Capital	26,146
Net minimum capital requirement of 12.5% of aggregate	
indebtedness of $13,744 or $5,000, whichever is greater	5,000
Excess Net Capital	$ 21,146

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2013)

There were no material differences noted in the Company's net capital computation at December 31, 2013.

See independent auditor's report and accompanying notes.

Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)

Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Member
Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Consortium Finance Securities LLC's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Consortium Finance Securities LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Consortium Finance Securities LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC) including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC) does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC) is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC) has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

11

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Consortium Finance Securities LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2014

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Consortium Finance Securities LLC
(formerly MidSpan Advisors, LLC)
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Consortium Finance Securities LLC (formerly MidSpan Advisors, LLC) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Consortium Finance Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Consortium Finance Securities LLC's management is responsible for Consortium Finance Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069006 FINRA DEC
MIDSPAN ADVISORS LLC   19*19
1 EMBARCADERO CTR STE 350
SAN FRANCISCO CA 94111-3631

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _2202_

B. Less payment made with SIPC-6 filed (exclude interest)   (_154_)
_7/23/13_
Date Paid

C. Less prior overpayment applied   (____)

D. Assessment balance due or (overpayment)   ____

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum   ____

F. Total assessment balance and interest due (or overpayment carried forward) $ _2044_

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _2044_

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIDSPAN ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

Paul Coc
(Authorized Signature)

Dated the _28th_ day of _February_, 20 _14_.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)
$ 880,810

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____
   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

   Total deductions

2d. SIPC Net Operating Revenues
$ 880,810

2e. General Assessment @ .0025
$ 2,202

(to page 1, line 2.A.)

2